UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement

On September 18, 2024, MDJM LTD, a Cayman Islands company (the “Company”), completed a private placement with several investors, wherein a total of 2,722,224 units were issued at an offering price of $0.90 per unit, for a total purchase price of approximately $2.45 million (the “Offering”). Each unit includes one ordinary share of the Company, par value $0.001 (the “Ordinary Share”), one Series A warrant to purchase one Ordinary Share at an exercise price of $1.35 per share, and one Series B warrant to purchase such number of Ordinary Shares as shall be determined on the Reset Date, as defined therein (collectively, the “Purchaser Warrants”). The Purchaser Warrants are immediately exercisable on the date of issuance, expire on the three year and six month anniversary of the date of issuance, and have certain downward pricing adjustment mechanisms, including with respect to any subsequent equity sale that is deemed to be a dilutive issuance and a reset on the Reset Date, in which case the warrants will be subject to a floor price of $0.216 per share, as set forth in the Purchaser Warrants.

The Company received net cash proceeds of approximately $2.17 million (after deducting the placement agent fee and expenses of the Offering). The Company intends to use the net cash proceeds from the Offering for working capital and general corporate purposes.

The Company engaged Maxim Group LLC (“Maxim”) as the Company’s placement agent for the Offering pursuant to a Placement Agency Agreement (the “PAA”) dated as of September 11, 2024. Pursuant to the PAA, the Company agreed to pay Maxim a cash placement fee equal to 7% of the gross proceeds of the Offering, and also agreed to reimburse Maxim up to $40,000 for accountable expenses.

In connection with the Offering, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with investors containing customary representations and warranties. The Company and investors also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Company will be required to file a resale registration statement (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register for resale the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Purchaser Warrants, promptly following the Closing Date (as defined in the Purchase Agreement), but in no event later than 30 days after the Closing Date, and to have such Registration Statement declared effective by the Initial Effectiveness Deadline (as defined in the Registration Rights Agreement). The Company will be obligated to pay certain liquidated damages to the investors if the Company fails to file the Registration Statement or fails to file or cause the Registration Statement to be declared effective by the SEC within the period of time provided in the Registration Rights Agreement or fails to maintain the effectiveness of the Registration Statement pursuant to the terms of the Registration Rights Agreement. The liquidated damages are generally equal to 2% of the aggregate subscription amount upon the occurrence of the default event and payable by the Company on each of several agreed upon dates in the Registration Rights Agreement, subject to certain limitations and conditions.

The representations, warranties, and covenants contained in the Purchase Agreement and the Registration Rights Agreement were made solely for the benefit of the parties to the Purchase Agreement and may be subject to limitations agreed upon by the contracting parties. In addition, such representations, warranties, and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. Accordingly, forms of the Purchase Agreement and the Registration Rights Agreement are filed with this report only to provide investors with information regarding the terms of transaction, and not to provide investors with any other factual information regarding the Company. Shareholders should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement and the Registration Rights Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Offering was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involving any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D of the Securities Act and in reliance on similar exemptions under applicable state laws. Each of the Purchasers represented that it is an accredited investor within the meaning of Rule 501(a) of Regulation D and was acquiring the securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof. The securities were offered without any general solicitation by the Company or its representatives.

The foregoing description of each of the Purchase Agreement, PAA, Registration Rights Agreement, and forms of Purchaser Warrants is qualified in its entirety by reference to the forms of such documents, which are filed hereto as Exhibits 10.1, 10.2, 10.3, 4.1, and 4.2, respectively.

On September 11, 2024, the Company issued a press release announcing the pricing of the Offering. The press release, which is furnished in this report as Exhibits 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-261347), as amended, and the registration statements on Form S-8 of the Company (File No. 333-278269), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act, or the Exchange Act.

Exhibit Index

Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement
10.2	Placement Agency Agreement dated September 11, 2024
10.3	Form of Registration Rights Agreement
99.1	Press Release dated September 11, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

By:	/s/ Siping Xu
Siping Xu
Chief Executive Officer

Date: September 18, 2024